FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5 August, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Half-year report 2020-Interim management report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

TENARIS S.A.

HALF-YEAR REPORT 2020

Tenaris S.A. Half-year report 2020-Interim management report

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Tenaris S.A. Half-year report 2020-Interim management report

INTERIM MANAGEMENT REPORT

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” are exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries.

•	References in this half-year report to “San Faustin” are to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“OCTG” refers to oil country tubular goods.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PURPOSE

This half-year report for the six-month period ended June 30, 2020 has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report for the year ended December 31, 2019 (including the financial statements included therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS. See Note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé, for purposes of complying with the requirements of the different jurisdictions where the Company is publicly listed.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

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Tenaris S.A. Half-year report 2020-Interim management report

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements” under applicable securities laws. Forward looking statements are based on management’s current views and assumptions and are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. Forward-looking statements involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This half-year report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this half-year report that by their nature contain forward-looking statements include, but are not limited to, “Principal Risks and Uncertainties” and “Business Overview”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include but are not limited to:

•	the impact of the COVID-19 crisis and other pandemics on the world’s economy, the energy sector in general, or our business and operations;

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes and

•	changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barriers.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

We are the leading manufacturer of pipes and related services for the world's energy industry and certain other industrial applications. Our manufacturing system integrates steelmaking, pipe rolling and forming, heat treatment, threading and finishing across 18 countries. We also have a research and development (“R&D”) network focused on enhancing our product portfolio and improving our production processes. Our team, based in more than 30 countries worldwide, is united by a passion for excellence in everything we do.

Through our integrated, worldwide network of seamless and welded manufacturing facilities, service centers and R&D centers, we work with customers to meet their needs, upholding the highest standards of safety, quality and performance.

Our mission is to deliver value to our customers through product and process innovation, manufacturing excellence, supply chain integration, technical assistance and customer service, aiming to reduce risk and costs, increase flexibility and improve time-to-market. Wherever we operate, we are committed to safety and minimizing our impact on the environment, providing opportunities for our people, and contributing to the sustainable development of our communities.

For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2019, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

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Tenaris S.A. Half-year report 2020-Interim management report

PRINCIPAL RISKS AND UNCERTAINTIES

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry.

A novel strain of coronavirus (SARS-CoV-2) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by SARS-CoV-2, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment. The rapid expansion of the virus and the measures taken to contain it have triggered a severe fall in global economic activity and a serious crisis in the energy sector.

Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products.  While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (the Organization of Petroleum Exporting Countries (“OPEC”) plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia precipitated a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an equally unprecedented agreement to cut production by as much as 9.7 million barrels per day, the situation of acute oversupply continued, causing oil prices to hit record lows. It is not known how long it will take for oil and gas demand to recover to pre-crisis levels and draw down the excess inventories that have accumulated during the first half of the year.

Given the uncertainty around the extent and timing of the future spread of the SARS-CoV-2 virus and the unprecedented extent of the oversupply on the oil market and the uncertainty about the timing and extent of any recovery in demand, it is not possible at this time to predict the full magnitude of the adverse effects that these two circumstances will have on our industry generally, nor to reasonably estimate the impact on Tenaris’s results of operations, cash flows or financial condition. For more information on the impact of the COVID-19 pandemic and the oil and gas crisis, see, “Other significant events of the period - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition”.

Furthermore, competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris’s market share, deteriorate the pricing environment and hurt sales and profitability. Profitability may also be hurt if increases in the cost of raw materials, energy and other costs and limitations or disruptions to the supply of raw materials and energy, resulting in higher costs of production which cannot be offset by higher selling prices or if the limited availability of such resources forces us to curtail production. Disruptions to our manufacturing processes could adversely affect our operations, customer service levels and financial results. Low levels of capacity utilization could also affect our results of operations and financial conditions. A recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

We provide products and services to the oil and gas industry, which is generally blamed for greenhouse gas emissions. Climate change legislation or regulations could curtail demand for fossil fuels and therefore demand for our products and services could be reduced. Performance may be further affected by changes in governmental policies as well as government initiatives to promote the use of alternative energy sources, which may significantly curtail demand for and production of fossil fuels such as oil and natural gas.

Any adverse economic, political or social developments in the countries in which we operate may adversely affect our revenues, profitability and financial condition. We have significant operations in various countries, including Argentina, Brazil, Canada, China, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Additionally, in 2019, we formed a joint venture with PAO Severstal (“Severstal”), and we are currently building a welded pipe plant in Russia. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic, social and public health developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, travel, transportation or trade bans; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals.

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Tenaris S.A. Half-year report 2020-Interim management report

As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations. We may also be subject to regulatory risks associated with our international operations, as our import and export activities are governed by customs laws and regulations in each of the countries where we operate, including economic sanctions and anti-boycott laws, which are complex and frequently changing. In addition, changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

On June 8, 2018, Tenaris and Talta filed two actions in federal court in the District of Columbia to recognize and enforce their awards. Tenaris and Talta effected service on Venezuela in accordance with US law, and Venezuela failed to file an answer in the proceeding. Tenaris and Talta then moved for default judgment. Venezuela did not oppose the entry of default judgment. On July 17, 2020, the Court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. It is expected that the Tavsa award will also be converted into a judgment.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

For further information on these cases, see Note 33 in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. Even if we successfully implement our business strategy, it may not yield the expected results. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments, on assumptions with respect to timing, profitability, market and customer behavior, and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic investments, or to sell acquired assets or businesses unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. We recognized goodwill for approximately $357 million in connection with our acquisition of IPSCO. As a result of the severe deterioration of business conditions and in light of the presence of impairment indicators for its U.S. operations, Tenaris recorded impairment charges as at June 30, 2020, for an aggregate amount of approximately $622 million mainly related to Maverick Tube Corporation (“Maverick”) and IPSCO. Consequently, at June 30, 2020 we had $1,085 million in goodwill corresponding mainly to the acquisition of Hydril Company (“Hydril”) in 2007.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our financial condition and profitability.

We operate globally and conduct business in certain countries known to experience corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees, representatives, affiliates, or other persons may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments, including to foreign government officials, for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act (“FCPA”). Investigations by government authorities may occupy considerable management time and attention and result in significant expenditures, fines, penalties or other sanctions, as well as private lawsuits.

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Tenaris S.A. Half-year report 2020-Interim management report

In addition, limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold. Furthermore, cyberattacks could have a material adverse impact on our business and results of operations.

As a holding company, our ability to pay cash dividends and make other payments to us depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

BUSINESS OVERVIEW

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2019, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2020, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

The collapse in global oil consumption as a result of the measures taken to contain the spread of the COVID-19 pandemic has resulted in a steep build up of inventories around the world. Even though economic activity and oil consumption have recovered to some extent since the low point reached in April, and an exceptional level of production cuts has been coordinated, the level of oil inventories and production capacity will take a long time to rebalance before a recovery in consumption to pre-pandemic levels. This remains distant and beset with uncertainty. In this environment, investments in exploration and production of oil and gas have been severely curtailed and are not expected to recover any time soon.

Demand for tubular products from the oil and gas industry has fallen significantly during the second quarter, following the reduction in rigs, and we expect it will fall further in the second half as a result of lower drilling activity and high inventory levels, particularly in North America. Sales will be further affected by realized pricing declines.

In this uncertain environment, we are anticipating a further significant reduction in sales and margins during the third quarter of 2020, with all regions being affected, before seeing an improvement in the fourth quarter. Our third quarter EBITDA margin, excluding restructuring charges, could fall close to a low single digit level while we expect to continue to reduce working capital and generate positive free cash flow.

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Tenaris S.A. Half-year report 2020-Interim management report

Results of Operations

Unaudited consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2020		2019
Continuing operations		%		%
Net sales	3,003,356	100.0	3,789,724	100.0
Cost of sales	(2,335,987)	(77.8)	(2,614,618)	(69.0)
Gross profit	667,369	22.2	1,175,106	31.0
Selling, general and administrative expenses	(643,009)	(21.4)	(683,974)	(18.0)
Impairment Charge	(622,402)	(20.7)	–	–
Other operating income (expense), net	(2,098)	(0.1)	2,372	0.1
Operating (loss) income	(600,140)	(20.0)	493,504	13.0
Finance Income	5,669	0.2	23,197	0.6
Finance Cost	(15,860)	(0.5)	(18,269)	(0.5)
Other financial results	(25,636)	(0.9)	13,330	0.4
(Loss) income before equity in earnings of non-consolidated companies and income tax	(635,967)	(21.2)	511,762	13.5
Equity in earnings of non-consolidated companies	6,295	0.2	55,424	1.5
(Loss) income before income tax	(629,672)	(21.0)	567,186	15.0
Income tax	(86,367)	(2.9)	(84,898)	(2.2)
(Loss) income for the period	(716,039)	(23.8)	482,288	12.7

Attributable to:
Owners of the parent	(708,029)	(23.6)	484,365	12.8
Non-controlling interests	(8,010)	(0.3)	(2,077)	(0.1)
	(716,039)		482,288

Selected consolidated financial position data

(all amounts in thousands U.S. dollars)	June 30,	December 31,
	2020	2019
Current assets	4,519,095	5,670,607
Property, plant and equipment, net	6,368,345	6,090,017
Other non-current assets	3,008,640	3,082,367
Total assets	13,896,080	14,842,991

Current liabilities	1,370,330	1,780,457
Non-current borrowings	231,799	40,880
Deferred tax liabilities	379,953	336,982
Other non-current liabilities	537,120	498,300
Total liabilities	2,519,202	2,656,619

Capital and reserves attributable to the owners of the parent	11,188,272	11,988,958
Non-controlling interests	188,606	197,414
Equity	11,376,878	12,186,372
Total liabilities and equity	13,896,080	14,842,991
Number of shares outstanding	1,180,537	1,180,537

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Tenaris S.A. Half-year report 2020-Interim management report

Six-month period ended June 30, 2020, compared to six-month period ended June 30, 2019

Summary

Our sales in the first half of 2020 decreased 21% compared to the first half of 2019 as volumes of tubular products shipped declined 17% and average selling prices declined 4%. The decline in sales in the first half of 2020 was due to the COVID-19 pandemic and the consequent lockdowns and measures around the world to contain the pandemic, as well as the collapse in global oil demand and in oil prices caused by a situation of oversupply in the market, and therefore in investments by oil and gas companies. EBITDA decreased 55% to $338 million in the first half of 2020 compared to $760 million in the first half of 2019, following the decrease in sales and the lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization between March and June 2020. In the first half of 2020 we posted a net loss attributable to owners of the parent of $708 million, or losses of $1.20 per ADS, which compares with a net gain attributable to owners of the parent of $484 million or earnings of $0.82 per ADS in the first half of 2019. The loss reflects the impact of the severe market conditions associated to the pandemic, reflected in the decline in sales, inefficiencies associated to low utilization of our production capacity and an impairment charge of $622 million.

Cash flow provided by operating activities amounted to $964 million during the first half of 2020, including a reduction in working capital of $763 million. Following a payment of $1.1 billion for the acquisition of IPSCO in January 2020 and capital expenditures of $114 million during the first half of 2020, our positive net cash position (i.e., cash, other current and non-current investments, derivatives hedging borrowings and investments less total borrowings) amounted to $670 million at the end of June 2020.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,				Increase /
	2020		2019		Decrease
Tubes	2,848	95%	3,578	94%	(20%)
Others	155	5%	212	6%	(27%)
Total	3,003	100%	3,790	100%	(21%)

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,		Increase /
	2020	2019	Decrease
Seamless	1,111	1,314	(15%)
Welded	278	357	(22%)
Total	1,389	1,671	(17%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase /
Net sales	2020	2019	Decrease
- North America	1,364	1,757	(22%)
- South America	370	667	(45%)
- Europe	303	352	(14%)
- Middle East & Africa	638	616	4%
- Asia Pacific	173	186	(7%)
Total net sales	2,848	3,578	(20%)
Operating (loss) income	(553)	455	(222%)
Operating (loss) income (% of sales)	(19.4%)	12.7%

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Tenaris S.A. Half-year report 2020-Interim management report

Net sales of tubular products and services decreased 20% to $2,848 million in the first half of 2020, compared to $3,578 million in the first half of 2019 due to a reduction of 17% in volumes and a 4% decrease in average selling prices. The decrease in sales came from all regions, except the Middle East and Africa and was particularly steep in North and South America where drilling activity in average declined 38% compared to the first half of 2019. In the rest of the world the rig count declined in average 6% year on year.

Operating results from tubular products and services amounted to a loss of $553 million in the first half of 2020 compared to a gain of $455 million in the first half of 2019. In addition to the decline in sales following the drop in drilling activity, our results were negatively impacted by lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization between March and June 2020. Additionally, results in the first six months of 2020 were affected by $75 million of severance charges and by an impairment charge of $582 million, reflecting the difficult business conditions generated by COVID-19 pandemic, with the collapse in oil demand and prices and the impact on drilling activity and on the demand for steel pipe products.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase /
	2020	2019	Decrease
Net sales	155	212	(27%)
Operating (loss) income	(47)	39	(219%)
Operating (loss) income (% of sales)	(30.0%)	18.4%

Net sales of other products and services decreased 27% to $155 million in the first half of 2020, compared to $212 million in the first half of 2019, mainly due to lower sales of sucker rods.

Operating income from other products and services amounted to a loss of $47 million in the first half of 2020, compared to a gain of $39 million in the first half of 2019. Negative results during the first part of 2020 are due to the decrease in demand originated from the COVID-19 pandemic, negatively impacted by lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization between March and June 2020. Additionally, results in the first six months of 2020 were affected by an impairment charge of $40 million related to sucker rods and coiled tubing businesses.

Selling, general and administrative expenses, or SG&A, amounted to $643 million in the first half of 2020, representing 21% of sales, and $684 million in the first half of 2019, representing 18% of sales. During the first half of 2020 SG&A includes $36 million of severance charges.

Financial results amounted to a loss of $36 million in the first half of 2020, compared to a gain of $18 million in the first half of 2019. The loss in the first half of 2020 corresponds to $10 million net financial costs reflecting a lower net cash position and lower yields on the position and $26 million FX loss net of derivative results, mainly explained by a $21 million loss related to the Brazilian Real depreciation on intercompany debt denominated in U.S. dollars at our Brazilian subsidiaries, which is to a large extent offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies generated a gain of $6 million in the first half of 2020, compared to a gain of $55 million in the first half of 2019. First half 2020 results are mainly derived from our equity investment in Ternium (NYSE:TX) and Techgen, partially offset by losses from our equity investment in Usiminas.

Income tax amounted to a charge of $86 million in the first half of 2020, compared to $85 million in the first half of 2019.

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Tenaris S.A. Half-year report 2020-Interim management report

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2020	2019
Net cash provided by operating activities	964	890
Net cash (used in) investing activities	(1,431)	(14)
Net cash (used in) financing activities	(154)	(119)
(Decrease) increase in cash and cash equivalents	(621)	757

Cash and cash equivalents at the beginning of year	1,554	427
Effect of exchange rate changes	(22)	(1)
(Decrease) increase in cash and cash equivalents	(621)	757
Cash and cash equivalents at period end (net of overdrafts)	911	1,183

Cash and cash equivalents at period end (net of overdrafts)	911	1,183
Bank overdrafts	0	19
Other current investments	445	361
Non Current Investments	37	23
Borrowings	(699)	(894)
Derivatives hedging borrowings and investments	(23)	15
Net cash	670	706

Net cash provided by operating activities during the first half of 2020 amounted to $964 million (including a reduction in working capital of $763 million), compared to cash provided by operations of $890 million (including a reduction in working capital of $346 million) in the first half of 2019.

Capital expenditures amounted to $114 million in the first half of 2020, compared to $183 million in the first half of 2019. Free cash flow amounted to $850 million in the first half of 2020, compared to $707 million in the first half of 2019.

After paying $1.1 billion for the acquisition of IPSCO in January 2020, our financial position at June 30, 2020, amounted to a net cash position (i.e., cash, other current and non-current investments, derivatives hedging borrowings and investments less total borrowings) of $670 million.

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Tenaris S.A. Half-year report 2020-Interim management report

OTHER SIGNIFICANT EVENTS OF THE PERIOD

The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

A novel strain of coronavirus (SARS-CoV-2) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment. For example, several countries introduced bans on business activities or locked down cities or countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States). The rapid expansion of the virus and the measures taken to contain it have triggered a severe fall in global economic activity and a serious crisis in the energy sector.

While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia precipitated a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an equally unprecedented agreement to cut production by as much as 9.7 million barrels per day, the situation of acute oversupply continued, causing oil prices to hit record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (WTI) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. As of June 30, 2020, the prices of oil are still low, ranging between $35 and 40 per barrel. The worldwide demand of oil, which stood at 100 million barrels per day in December 2019, fell to around 75 million barrels per day in April 2020 before recovering above 85 million barrels per day in June 2020. It is not known how long it will take for oil and gas demand to recover to pre-crisis levels and draw down the excess inventories that have accumulated during the first half of the year. As a result, prices are expected to remain at low levels for an extended period. In these circumstances, most of our customers have announced, or are making, significant cuts to their investment plans and are likely to announce further cuts. Similarly, several of our suppliers are closing, either temporarily or permanently, some of their facilities, which may result in unavailability or increased prices for our raw materials and other inputs.

▪	Status of our operations

We adjusted our operations on a country-by-country basis to comply with applicable rules and requirements and adapt to this new, rapidly evolving scenario. As of the date of this half year report, this is the status of operation of our facilities:

•	In China, operations have resumed at the beginning of the second quarter, and our facilities are fully operational after several weeks of interruptions.

•	In Italy, production was greatly reduced during March and April 2020, but since then our Dalmine facility has gradually resumed normal operations and is currently fully operational.

•	In Saudi Arabia, following the imposition of government restrictions, our facilities reduced their activities during most of the second quarter. Operations in our Saudi Arabia plants resumed gradually since mid-May and during the first days of June 2020 the lockdown was relaxed and the mills returned to regular operations.

•	In Argentina, Colombia and Mexico, Tenaris decreased its activity following the imposition of mandatory lockdowns and severe reduction in demand, though our plants in these countries are now operating, and are expected to continue to operate for the rest of the year, at greatly reduced levels. Lockdowns and other restrictions to operate in these countries remain in force, and it is currently not possible to predict whether such measures will be relaxed, reinstated or made more stringent.

•	In the United States, our facilities in Koppel and Ambridge (PA), Brookfield (OH), Blytheville (AR), Wilder (KY), and Odessa and Baytown (TX), have been temporarily closed until market conditions improve.

•	Tenaris has adjusted production levels at its facilities, which are operating with reduced volumes in line with market demand, and may perform additional adjustments.

In order to safeguard the health and safety of its employees, customers and suppliers, Tenaris has taken preventive measures, including remote working for the majority of white collar employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of this half year report, remote work and other work arrangements have not materially adversely affected Tenaris’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

▪	Risks associated with the COVID-19 pandemic and the oil & gas crisis

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Tenaris S.A. Half-year report 2020-Interim management report

Given the uncertainty around the extent and timing of the future spread of the SARS-CoV-2 virus and the unprecedented extent of the oversupply on the oil market and the uncertainty about the timing and extent of any recovery in demand, it is not possible at this time to predict the full magnitude of the adverse effects that these two circumstances will have on our industry generally, nor to reasonably estimate the impact on Tenaris’s results of operations, cash flows or financial condition.

The COVID-19 pandemic and the ongoing oil & gas crisis poses the following main risks and challenges to Tenaris:

•	Global oil demand may fail to recover its former level or even decrease further in the future, driving down prices even more or keeping them at very low levels, which would exert downward pressure on sales and margins of oil and gas companies, leading to further reductions and even generalized suspension of drilling activities (in the U.S. or elsewhere) and, as a result, materially adversely affecting our sales and financial position.

•	Tenaris or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for a prolonged or indefinite period of time. In addition, employees in some or all of our facilities, or those of our contracts, suppliers, customers or other business partners, may refuse to work due to health concerns while the COVID-19 outbreak is ongoing, If that happens, the continuity of our future operations may be severely affected.

•	A continuing spread of COVID-19 may affect the availability and price of raw materials, energy and other inputs used by Tenaris in its operations. Any such disruption or increased prices could adversely affect Tenaris’s profitability.

▪	Mitigating actions

In order to mitigate the impact of expected lower sales, Tenaris is implementing a worldwide rightsizing program and cost containment plan aimed at preserving its financial resources and overall liquidity position and maintaining the continuity of its operations. The actions include:

•	adjusting the level of our operations and workforce around the world, including through the temporary closure of certain facilities or production lines, as indicated above;

•	introducing efficiency and productivity improvements throughout Tenaris’s industrial system;

•	downsizing our fixed cost structure, including through pay reductions for senior management and board members, aggregating estimated total annual savings of approximately $220 million by year-end;

•	reducing capital expenditures and R&D expenses for approximately $150 million when compared to 2019 levels;

•	reducing working capital, especially inventories, in accordance with the expected levels of activity; and

•	increasing our focus on managing customer credit conditions.

As part of these liquidity preservation initiatives, on June 2, 2020, the Annual Shareholders Meeting approved that no further dividends be distributed in respect of fiscal year 2019 on top of the interim dividend of approximately $153 million already paid in November 2019.

As of the date of this half year report, our capital and financial resources, and overall liquidity position, have not been materially affected by this new scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to the credit markets. In addition, Tenaris has a net cash position of approximately $670 million as of the end of June 2020 and a manageable debt amortization schedule. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and address short-term changes in business conditions.

Considering the global situation, the Company is renegotiating existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

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Tenaris S.A. Half-year report 2020-Interim management report

Annual General Meeting of Shareholders

On June 2, 2020, the Company’s annual general meeting of shareholders and extraordinary general meeting approved all resolutions on their agendas.

Among other resolutions adopted at the annual general meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2019, and the annual accounts as at December 31, 2019, and acknowledged the related management and external auditors' reports and certifications.

The annual general meeting also approved the interim dividend of $0.13 per share (or $0.26 per ADS), or approximately $153 million, paid on November 20, 2019.

The annual general meeting increased the number of members of the board of directors to twelve; approved the reelection of the eleven current members of the board of directors, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Yves Speeckaert, Ms. Mónica Tiuba, Mr Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel; and appointed Mr. Simon Ayat as new member to the board of directors, each to hold the office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2020 annual accounts.

The board of directors confirmed and re-appointed Mr. Amadeo Vázquez y Vázquez, Mr. Jaime Serra Puche, Mr. Roberto Monti and Ms. Mónica Tiuba as members of the Company’s audit committee, with Ms. Tiuba becoming the committee’s chairperson. All of them qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and audit committee members Messrs. Monti, Serra Puche and Vázquez y Vázquez also qualify as independent directors under the Company’s articles of association.

In addition, the annual general meeting approved the Compensation Policy, which sets forth the principles and guidelines for purposes of determining the compensation payable to the members of the board of directors and the chief executive officer, and the Compensation Report for the year ended December 31, 2019, and appointed PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as the Company’s external auditors for the fiscal year ending December 31, 2020.

Finally, the shareholders renewed the authorization to purchase, acquire or receive, from time to time, shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors within the limit of the shareholders’ authorization.

The extraordinary general meeting of shareholders also held on June 2, 2020, resolved to renew the validity period of the Company’s authorized unissued share capital, granted related authorizations and waivers, including to suppress or limit pre-emptive subscription rights by the existing shareholders, and approved the corresponding amendments to Tenaris's articles of association to reflect such resolutions.

RELATED PARTY TRANSACTIONS

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 18 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

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Tenaris S.A. Half-year report 2020-Interim management report

MANAGEMENT CERTIFICATION

We confirm, to the best of our knowledge, that:

1.	the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.	the interim management report included in this half year report, includes a fair review of the important events that have occurred during the six-month period ended June 30, 2020, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca

Chief Executive Officer

Paolo Rocca

August 5, 2020

/s/ Alicia Móndolo

Chief Financial Officer

Alicia Móndolo

August 5, 2020

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Tenaris S.A. Half-year report 2020-Interim management report

FINANCIAL INFORMATION

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2020

16

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

June 30, 2020

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

17

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2020	2019	2020	2019
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,241,045	1,917,965	3,003,356	3,789,724
Cost of sales	4	(1,042,322)	(1,342,819)	(2,335,987)	(2,614,618)
Gross profit		198,723	575,146	667,369	1,175,106
Selling, general and administrative expenses	5	(285,964)	(338,608)	(643,009)	(683,974)
Impairment charge	6	–	–	(622,402)	–
Other operating income (expense), net		(3,354)	(2,050)	(2,098)	2,372
Operating (loss) income		(90,595)	234,488	(600,140)	493,504
Finance Income	7	3,792	12,736	5,669	23,197
Finance Cost	7	(7,418)	(11,287)	(15,860)	(18,269)
Other financial results	7	(9,894)	(7,585)	(25,636)	13,330
(Loss) income before equity in earnings of non-consolidated companies and income tax		(104,115)	228,352	(635,967)	511,762
Equity in earnings of non-consolidated companies		4,406	26,289	6,295	55,424
(Loss) income before income tax		(99,709)	254,641	(629,672)	567,186
Income tax		49,402	(14,942)	(86,367)	(84,898)
(Loss) income for the period		(50,307)	239,699	(716,039)	482,288

Attributable to:
Owners of the parent		(47,961)	241,486	(708,029)	484,365
Non-controlling interests		(2,346)	(1,787)	(8,010)	(2,077)
		(50,307)	239,699	(716,039)	482,288
(Losses) earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted (losses) earnings per share (U.S. dollars per share)		(0.04)	0.20	(0.60)	0.41
Basic and diluted (losses) earnings per ADS (U.S. dollars per ADS) (1)		(0.08)	0.41	(1.20)	0.82

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
(Loss) income for the period	(50,307)	239,699	(716,039)	482,288
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	10,191	14,506	(62,004)	(4,573)
Change in value of cash flow hedges and instruments at fair value	4,471	(433)	(1,912)	1,780
From participation in non consolidated companies:
- Currency translation adjustment	(7,803)	13,081	(36,998)	9,351
- Changes in the fair value of derivatives held as cash flow hedges and others	376	(160)	927	(197)
Income tax relating to components of other comprehensive income	390	(13)	670	(36)
	7,625	26,981	(99,317)	6,325
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	1,100	(1,858)	1,100	(1,867)
Income tax on items that will not be reclassified	(273)	529	(273)	532
Remeasurements of post employment benefit obligations of non-consolidated companies	5,070	(171)	5,064	(220)
	5,897	(1,500)	5,891	(1,555)
Other comprehensive (loss) income for the period, net of tax	13,522	25,481	(93,426)	4,770
Total comprehensive (loss) income for the period	(36,785)	265,180	(809,465)	487,058
Attributable to:
Owners of the parent	(34,050)	266,916	(800,688)	489,165
Non-controlling interests	(2,735)	(1,736)	(8,777)	(2,107)
	(36,785)	265,180	(809,465)	487,058

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

18

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2020		At December 31, 2019
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	9	6,368,345		6,090,017
Intangible assets, net	10	1,460,659		1,561,559
Right-of-use assets, net	11	265,027		233,126
Investments in non-consolidated companies	15	855,264		879,965
Other investments	12	47,050		24,934
Deferred tax assets		228,699		225,680
Receivables, net		151,941	9,376,985	157,103	9,172,384
Current assets
Inventories, net		1,857,713		2,265,880
Receivables and prepayments, net		129,662		104,575
Current tax assets		126,215		167,388
Trade receivables, net		1,044,768		1,348,160
Derivative financial instruments	13	4,563		19,929
Other investments	12	445,217		210,376
Cash and cash equivalents	12	910,957	4,519,095	1,554,299	5,670,607
Total assets			13,896,080		14,842,991
EQUITY
Capital and reserves attributable to owners of the parent			11,188,272		11,988,958
Non-controlling interests			188,606		197,414
Total equity			11,376,878		12,186,372
LIABILITIES
Non-current liabilities
Borrowings		231,799		40,880
Lease liabilities	11	221,544		192,318
Deferred tax liabilities		379,953		336,982
Other liabilities		241,690		251,383
Provisions		73,886	1,148,872	54,599	876,162
Current liabilities
Borrowings		467,115		781,272
Lease liabilities	11	43,236		37,849
Derivative financial instruments	13	27,224		1,814
Current tax liabilities		97,392		127,625
Other liabilities		238,387		176,264
Provisions		13,005		17,017
Customer advances		69,255		82,729
Trade payables		414,716	1,370,330	555,887	1,780,457
Total liabilities			2,519,202		2,656,619
Total equity and liabilities			13,896,080		14,842,991

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

19

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the period	–	–	–	–	–	(708,029)	(708,029)	(8,010)	(716,039)
Currency translation adjustment	–	–	–	(61,964)	–	–	(61,964)	(40)	(62,004)
Remeasurements of post employment benefit obligations, net of taxes	–	–	–	–	827	–	827	–	827
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	–	–	–	–	(515)	–	(515)	(727)	(1,242)
From other comprehensive income of non-consolidated companies	–	–	–	(36,998)	5,991	–	(31,007)	–	(31,007)
Other comprehensive (loss) for the period	–	–	–	(98,962)	6,303	–	(92,659)	(767)	(93,426)
Total comprehensive (loss) for the period	–	–	–	(98,962)	6,303	(708,029)	(800,688)	(8,777)	(809,465)
Changes in non-controlling interests	–	–	–	–	2	–	2	(31)	(29)
Balance at June 30, 2020	1,180,537	118,054	609,733	(1,056,208)	(330,597)	10,666,753	11,188,272	188,606	11,376,878

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the period	–	–	–	–	–	484,365	484,365	(2,077)	482,288
Currency translation adjustment	–	–	–	(4,543)	–	–	(4,543)	(30)	(4,573)
Remeasurements of post employment benefit obligations, net of taxes	–	–	–	–	(1,335)	–	(1,335)	–	(1,335)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	–	–	–	–	1,744	–	1,744	–	1,744
From other comprehensive income of non-consolidated companies	–	–	–	9,351	(417)	–	8,934	–	8,934
Other comprehensive income (loss) for the period	–	–	–	4,808	(8)	–	4,800	(30)	4,770
Total comprehensive income (loss) for the period	–	–	–	4,808	(8)	484,365	489,165	(2,107)	487,058
Changes in non-controlling interests	–	–	–	–	1	–	1	118,802	118,803
Dividends approved	–	–	–	–	–	(330,550)	(330,550)	(607)	(331,157)
Balance at June 30, 2019	1,180,537	118,054	609,733	(914,440)	(322,317)	11,269,931	11,941,498	208,698	12,150,196

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2020 and 2019 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in Note 14.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

20

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Notes	2020	2019
Cash flows from operating activities		(Unaudited)

(Loss) income for the period		(716,039)	482,288
Adjustments for:
Depreciation and amortization	9, 10 & 11	316,180	266,555
Impairment charge	6	622,402	–
Income tax accruals less payments		(2,295)	(154,419)
Equity in earnings of non-consolidated companies		(6,295)	(55,424)
Interest accruals less payments, net		1,371	(295)
Changes in provisions		(11,781)	974
Changes in working capital		763,040	346,045
Currency translation adjustment and others		(2,926)	4,193
Net cash provided by operating activities		963,657	889,917

Cash flows from investing activities
Capital expenditures	9 & 10	(113,585)	(183,064)
Changes in advance to suppliers of property, plant and equipment		117	2,036
Acquisition of subsidiaries, net of cash acquired	17	(1,063,848)	(132,845)
Repayment of loan by non-consolidated companies	15	–	40,470
Proceeds from disposal of property, plant and equipment and intangible assets		1,165	736
Dividends received from non-consolidated companies		278	28,974
Changes in investments in securities		(255,439)	229,906
Net cash (used in) investing activities		(1,431,312)	(13,787)

Cash flows from financing activities
Dividends paid	8	–	(330,550)
Dividends paid to non-controlling interest in subsidiaries		–	(672)
Changes in non-controlling interests		2	1
Payments of lease liabilities		(24,943)	(19,447)
Proceeds from borrowings		442,248	644,716
Repayments of borrowings		(571,122)	(413,094)
Net cash (used in) financing activities		(153,815)	(119,046)
(Decrease) increase in cash and cash equivalents		(621,470)	757,084
Movement in cash and cash equivalents
At the beginning of the period		1,554,275	426,717
Effect of exchange rate changes		(21,907)	(784)
(Decrease) increase in cash and cash equivalents		(621,470)	757,084
At June 30,		910,898	1,183,017

		At June 30,
Cash and cash equivalents		2020	2019
Cash and bank deposits		910,957	1,201,987
Bank overdrafts		(59)	(18,970)
		910,898	1,183,017

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

21

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Impairment charge
7	Financial results
8	Dividend distribution
9	Property, plant and equipment, net
10	Intangible assets, net
11	Right-of-use assets, net and lease liabilities
12	Cash and cash equivalents and other investments
13	Derivative financial instruments
14	Contingencies, commitments and restrictions to the distribution of profits
15	Investments in non-consolidated companies
16	Agreement to build a welded pipe plant in West Siberia
17	Business combinations
18	Related party transactions
19	Category of financial instruments and classification within the fair value hierarchy
20	Nationalization of Venezuelan Subsidiaries
21	Closure of facilities at JFE’s Keihin steel complex
22	Foreign Exchange Control measures in Argentina
23	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

22

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 32 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on August 5, 2020.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2019. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are: impairment of goodwill and long-lived assets; income taxes; obsolescence of inventory; loss contingencies; defined benefit obligations, business combinations; useful lives of property, plant and equipment and other long-lived assets. During the period there were no changes in the significant accounting estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2019, except as disclosed in Note 23 in response to the impact of the oil and gas crisis and the COVID-19 pandemic.

Management has reviewed Tenaris’s exposure to the effects of the oil and gas crisis and the COVID-19 pandemic and their impact over its business, financial position and performance, monitoring the recognition of deferred tax assets, and their recoverability, impairment testing, financial risk management -in particular credit and liquidity risks- and the adequacy of its provisions for contingent liabilities. In the six-month period ended June 30, 2020, management conducted impairment tests and recorded impairment charges over certain long-lived assets. Refer to Note 6 and 23 for further information on impairment of assets and the impact of the oil and gas crisis and the COVID-19 pandemic.

The Company chose not to adopt the optional amendment to IFRS 16 “Leases”, “COVID-19 - Related Rent Concessions” as the impact for Tenaris is not material.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

None of the accounting pronouncements applicable after December 31, 2019 and as of the date of these Consolidated Condensed Interim Financial Statements has a material effect on the Company’s financial condition or result of operations.

23

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Six-month period ended June 30, 2020	Tubes	Other	Total
IFRS - Net Sales	2,848	155	3,003
Management view - operating (loss)	(291)	(50)	(341)
Difference in cost of sales	(89)	3	(86)
Differences in selling, general and administrative expenses	(1)	–	(1)
Differences in other operating income (expenses), net	(172)	–	(172)
IFRS - operating (loss)	(553)	(47)	(600)
Financial income (expense), net			(36)
(Loss) before equity in earnings of non-consolidated companies and income tax			(636)
Equity in earnings of non-consolidated companies			6
(Loss) before income tax			(630)
Capital expenditures	111	3	114
Depreciation and amortization	307	9	316

Six-month period ended June 30, 2019	Tubes	Other	Total
IFRS - Net Sales	3,578	212	3,790
Management view - operating income	476	36	512
Difference in cost of sales	(27)	2	(25)
Differences in depreciation and amortization	2	–	2
Differences in selling, general and administrative expenses	(2)	1	(1)
Differences in Other operating income (expenses), net	6	–	6
IFRS - operating income	455	39	494
Financial income (expense), net			18
Income before equity in earnings of non-consolidated companies and income tax			512
Equity in earnings of non-consolidated companies			55
Income before income tax			567
Capital expenditures	177	6	183
Depreciation and amortization	258	9	267

In the six-month period ended June 30, 2020 and 2019, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $7.5 million and $14.3 million respectively.

There are no material differences between total reportable segments’ revenues and the entity’s revenue under IFRS.

The main differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold and other timing differences. The difference in Other operating income (expenses), net is attributable to the impairment of the goodwill, which residual value in the management view differs from IFRS.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Six-month period ended June 30, 2020
Net sales	1,404,618	428,246	337,510	657,652	175,330	3,003,356
Capital expenditures	38,589	47,018	18,029	3,651	6,298	113,585
Depreciation and amortization	183,569	52,323	41,627	22,144	16,517	316,180

Six-month period ended June 30, 2019
Net sales	1,822,159	740,633	401,451	636,016	189,465	3,789,724
Capital expenditures	94,560	62,353	20,392	2,474	3,285	183,064
Depreciation and amortization	136,171	52,998	40,790	20,229	16,367	266,555

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

24

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

3	Segment information (Cont.)

Geographical information (Cont.)

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Colombia; “Europe” comprises principally Italy, Romania and the United Kingdom; “Middle East and Africa” comprises principally Egypt, Kazakhstan, Nigeria, India and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan, Indonesia and Thailand.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Tenaris’s revenues related to governmental institutions represents approximately 21% and 19% in 2020 and 2019 respectively.

Tubes segment revenues by market:

Revenues Tubes (in millions of U.S. dollars)	2020	2019
Oil and Gas	2,456	2,983
Hydrocarbon Processing and Power Generation	201	301
Industrial and Other	191	294
Total	2,848	3,578

4	Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Inventories at the beginning of the period	2,265,880	2,524,341
Increase in inventories due to business combinations	199,589	56,996
Plus: Charges of the period
Raw materials, energy, consumables and other	793,262	1,401,675
Services and fees	87,990	122,006
Labor cost	433,474	440,099
Depreciation of property, plant and equipment	232,403	212,991
Amortization of intangible assets	3,897	2,895
Depreciation of right-of-use assets	17,654	14,328
Maintenance expenses	59,850	129,112
Allowance for obsolescence	31,238	15,313
Taxes	26,530	73,281
Other	41,933	54,238
	1,927,820	2,522,934
Less: Inventories at the end of the period	(1,857,713)	(2,432,657)
	2,335,987	2,614,618

5	Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Services and fees	65,257	77,968
Labor cost	240,750	242,001
Depreciation of property, plant and equipment	9,752	8,966
Amortization of intangible assets	43,647	20,481
Depreciation of right-of-use assets	8,827	6,894
Commissions, freight and other selling expenses	196,787	234,033
Provisions for contingencies	12,564	15,357
Allowances for doubtful accounts	4,773	(22,074)
Taxes	32,236	52,569
Other	28,416	47,779
	643,009	683,974

25

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

6	Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

A decline during the period in oil prices and futures resulted in reductions in Tenaris customers` investments. Drilling activity and demand of products and services, particularly in North America, continues to decline. Selling prices of products in North America were also affected by low levels of consumption caused by the spread of COVID-19 pandemic in the period. For more information on these effects, refer to Note 23.

Tenaris conducts regular assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% considering the historical inflation rate.

The main key assumptions, used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris’s cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2020, the main discount rates used were in a range between 8% and 9.3%.

In March, 2020, as a result of the deterioration of business conditions and in light of the presence of impairment indicators for its assets in the United States, Tenaris decided to write down the goodwill and other assets values recording an impairment charge of approximately $622 million, impacting the carrying value of goodwill of the cash-generating units OCTG USA, IPSCO and Coiled Tubing for $225, $357 and $4 million respectively, and the carrying value of fixed assets of the cash generating unit Rods USA for $36 million. Out of the total amount, $582 million were allocated to the Tubes segment.

(all amounts in millions of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
OCTG - USA	544	225	319
IPSCO	1,169	357	812
Coiled Tubing	108	4	104
Rods - USA	73	36	37

As of March 31, 2020, an increase of 100 Bps in the discount rate, a decline of 100 Bps in the growth rate or a decline of 5% in the cash flow projections, would have generated an additional impairment as showed in the below table.

(all amounts in millions of U.S. dollars)	+100Bps Discount rate	-100Bps Growth rate	-5% Cash flows
OCTG - USA	(60)	(43)	(16)
IPSCO	(117)	(77)	(41)
Coiled Tubing	(12)	(6)	(5)
Rods - USA	(5)	(3)	(2)

As of June 30, 2020, management has conducted an assessment in order to consider any reasonable and possible change in key assumptions and has not identified any material impact in the sensitivity analysis mentioned above.

26

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

7	Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2020	2019
	(Unaudited)
Interest Income	8,907	23,224
Net result on changes in FV of financial assets at FVTPL	–	(27)
Impairment result on financial assets at FVTOCI	(3,238)	–
Finance Income (*)	5,669	23,197
Finance Cost	(15,860)	(18,269)
Net foreign exchange transactions results (**)	(45,225)	17,555
Foreign exchange derivatives contracts results (***)	19,972	(4,120)
Other	(383)	(105)
Other Financial results	(25,636)	13,330
Net Financial results	(35,827)	18,258

(*) Finance Income:

The six-month period ended June 2020 and 2019 includes $3.2 and $3.8 million of interest related to instruments carried at FVPL, respectively.

(**) Net foreign exchange transactions results:

The six-month period ended June 2020 mainly includes the result from Brazilian real depreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, largely offset by a decrease in currency translation adjustment reserve from our Brazilian subsidiary, together with the result from the Mexican peso depreciation against the U.S. dollar on peso denominated trade and fiscal receivables at Mexican subsidiaries with functional currency U.S. dollar.

The six-month period ended June 2019 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar.

(***) Foreign exchange derivatives contracts results:

The six-month period ended June 2020 includes mainly gain on derivatives covering net receivables in Mexican peso, Brazilian real, Colombian peso and Canadian dollar.

The six-month period ended June 2019 includes mainly losses on derivatives covering net payables in Argentine peso and Euro and net receivables in Canadian dollar.

8	Dividend distribution

On June 2, 2020, the Company’s Shareholders approved that, as a consequence of liquidity preservation initiatives, no further dividends be distributed in respect of fiscal year 2019 beyond the interim dividend of approximately $153 million already paid in November 2019.

On May 6, 2019, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 21, 2018 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 22, 2019. In the aggregate, the interim dividend paid in November 2018 and the balance paid in May 2019 amounted to approximately $484 million.

9	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	6,090,017	6,063,908
Increase due to business combinations	503,438	178,739
Currency translation adjustment	(39,773)	(1,774)
Additions	99,138	164,112
Disposals	(7,504)	(4,483)
Transfers	1,184	(4,968)
Impairment charge (see note 6)	(36,000)	–
Depreciation charge	(242,155)	(221,957)
At June 30,	6,368,345	6,173,577

27

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

10	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,561,559	1,465,965
Increase due to business combinations	526,846	114,101
Impairment charge (see note 6)	(586,402)	–
Currency translation adjustment	(6,546)	201
Additions	14,447	18,952
Disposals	(642)	(650)
Transfers	(1,059)	368
Amortization charge	(47,544)	(23,376)
At June 30,	1,460,659	1,575,561

11	Right-of-use assets, net and lease liabilities

Right-of-use assets evolution

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	233,126	238,400
Increase due to business combinations	24,747	2,267
Currency translation adjustment	(810)	188
Additions	45,025	10,451
Disposals	(10,580)	–
Depreciation charge	(26,481)	(21,222)
At June 30,	265,027	230,084

Tenaris is a party to lease contracts which mainly consist in land where our facilities are located, as well as yards used for the storage of material. These leases represent more than 70% of right-of-use assets. The remaining assets are mainly related to office spaces and equipment.

Depreciation of right-of-use assets was mainly included in Tubes segment.

The initial cost of right-of-use assets recognized in 2019 consists of the initial lease liability plus lease payments made in 2018 of approximately $4 million.

Lease liabilities evolution

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	230,167	234,149
Increase due to business combinations	26,046	2,267
Translation differences	(1,140)	4,691
Additions	44,499	5,735
Cancellations	(10,319)	–
Repayments	(26,595)	(20,872)
Interest accrued	2,122	1,518
At June 30,	264,780	227,488

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 16.3%, 40.3% and 43.4% of the total remaining payments, respectively.

28

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

12	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2020	2019
Cash and cash equivalents	(Unaudited)
Cash at banks	113,885	118,314
Liquidity funds	744,162	1,166,697
Short – term investments	52,910	269,288
	910,957	1,554,299

Other investments - current
Bonds and other fixed Income	101,959	144,502
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	343,258	65,874
	445,217	210,376
Other investments - non-current
Bonds and other fixed Income	36,516	18,012
Others	10,534	6,922
	47,050	24,934

13	Derivative financial instruments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2020	2019
Assets	(Unaudited)
Derivatives hedging borrowings and investments	3,146	19,000
Other Derivatives	1,417	929
	4,563	19,929
Liabilities
Derivatives hedging borrowings and investments	26,604	–
Other Derivatives	620	1,814
	27,224	1,814

14	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

29

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪     CSN claims relating to the January 2012 acquisition of Usiminas shares

Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪     Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, on October 9, 2018, Confab paid an amount of approximately BRL13.1 million (approximately $3.5 million at historical exchange rate), including interest, fees and expenses, settling the Chubb claim in full.

30

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪    Veracel celulose accident litigation (Cont.)

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL66 million (approximately $12.1 million) (including interest, fees and expenses). Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL56.6 million (approximately $10.3 million) of damages arising therefrom; Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪     Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato,” and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice in October 2016.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the Board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the Board has concluded that no particular action is warranted at the present time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board. The trial has not yet started.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including two former Confab employees, a former Confab board member and a former agent of Confab, charging them with the alleged crimes of corruption and money laundering in relation to the above referred payments. Neither the Company nor Confab is a party to the proceedings.

The Company continues to review these matters and to respond to requests from and otherwise cooperate with the appropriate authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

31

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪     Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that sale proceeds received by Ternium (in which Tenaris held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Defendants’ motions to dismiss are expected to be decided during 2020. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪    Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (“TCU”) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A- Petrobras under a supply contract. Both companies have already filed their defenses. The estimated amount of this claim is BRL30.4 million (approximately $5.5 million). Tenaris believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

▪     Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and/or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL57.0 million (approximately $10.4 million). At this stage, the Company cannot predict the outcome of this claim.

▪     U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued on 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant) and alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. The trial is set for August 2021. At this time, the Company cannot predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

▪     Tax assessment from Italian tax authorities

Tenaris’s Italian subsidiary Dalmine received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of June 30, 2020, the claim amounted to approximately EUR25.3 million (approximately $28.4 million), comprising EUR20.7 million (approximately $23.2 million) in principal and EUR4.6 million (approximately $5.2 million) in interest and penalties. In the report for a tax audit conducted in 2019, the Italian tax inspectors indicated that they also intend to bring claims for fiscal year 2015 with respect to the same matters; as of June 30, 2020, these additional claims would amount to approximately EUR10.3 million (approximately $11.6 million), comprising EUR8.1 million (approximately $9.1 million) in principal and EUR2.2 million (approximately $2.5 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. Based on the advice of counsel, Tenaris believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

32

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪     Product liability litigation

Tenaris’s recently acquired U.S. subsidiary, IPSCO Tubulars Inc. (“IPSCO”), or its subsidiaries, that are parties to several product liability claims, which may result in damages for an aggregate amount estimated at approximately $25.9 million. This includes a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca, an Argentine subsidiary of Tenaris. As of June 30, 2020, the aggregate commitment to take or pay the committed volumes for a 9-year term totaled approximately $21.7 million.

▪	Several Tenaris companies entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of June 30, 2020, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $50 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of June 30, 2020, the aggregate commitment to take or pay the committed volumes totalled approximately $19.7 million.

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

▪	A Tenaris company entered into a contract with Air Liquide Mexico, S. de R.L de C.V. for the supply of argon gas. As of June 30, 2020, the aggregate commitment totaled approximately $20.9 million.

▪	Tenaris Bay City, a U.S. subsidiary of the Company, is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract will become effective upon delivery of the first purchase order, which has not yet occurred, and will remain in force until December 2022. As of June 30, 2020, the estimated aggregate contract amount through December 31, 2022, calculated at current prices, is approximately $108.9 million. The contract gives Tenaris Bay City the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a Tenaris Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-years term, TMK will have the option to extend the duration of its term for an additional 12 month period. Under the MDA, Tenaris is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In light of the adverse scenario of declining oil and gas prices and unprecedented oversupply in the oil market, Tenaris and TMK have agreed to certain accommodations relating to the MDA’s minimum annual purchase requirement for 2020 to minimize the negative impact of the crisis on both parties, including reduction of potential penalties for the year 2020 and 2021. As of June 30, 2020, Tenaris’s commitment under the MDA for the remainder of its 6-year term totaled approximately $498.5 million.

Additionally, Tenaris has issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies guarantees for approximately $2.4 billion. This amount does not include guarantees disclosed in note 15 (c and d).

33

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of June 30, 2020, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

15	Investments in non-consolidated companies

This note supplements and should be read in conjunction with Note 12 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

a)	Ternium

Ternium is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At June 30, 2020, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $15.17 per ADS, giving Tenaris’s ownership stake a market value of approximately $348.5 million. At June 30, 2020, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $743.7 million. Tenaris reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2020, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of June 30, 2020, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL8.09 ($1.48) and BRL7.27 ($1.33), respectively, giving Tenaris’s ownership stake a market value of approximately $55.6 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $54.4 million.

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 megawatts. As of June 30, 2020, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of June 30, 2020, Tenaris’s exposure under these agreements amounted to $50.4 million and $0.9 million respectively. Furthermore, during 2018, Techgen entered a contract for the purchase of clean energy certificates. As of June 30, 2020 Tenaris’s exposure under this agreement amounted to $17.7 million.

During 2019, Techgen repaid certain subordinated loans to Techgen’s sponsors; the part corresponding to Tenaris amounted to $40.5 million. As of June 30, 2020, the aggregate outstanding principal amount under these subordinated loans was $58.1 million.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders to secure the replaced facility.

34

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

15	Investments in non-consolidated companies (Cont.)

c)	Techgen, S.A. de C.V. (“Techgen”) (Cont.)

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’s shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for this type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase, by the Company’s Mexican subsidiary Tamsa, of 22% of the energy generated by the project remain unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its Swiss subsidiary, Tenaris Investments Switzerland AG, applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of the date hereof amounts to $9.8 million.

d)	Global Pipe Company (“GPC”)

Global Pipe Company is a Saudi-German joint venture, established in 2010 and located in Jubail - Saudi Arabia. The Company manufactures LSAW pipes. Tenaris, through its subsidiary Saudi Steel Pipe Company (“SSPC”), currently owns 35% of the share capital of GPC. As of June 30, 2020, the carrying value of Tenaris’s ownership stake in GPC was approximately $23 million.

SSPC and the other three owners of GPC issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with Saudi Investment Development Fund, Saudi British Bank, National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of June 30, 2020, SSPC’s exposure under the guarantees amounted to $131.7 million.

16	Agreement to build a welded pipe plant in West Siberia

On February 5, 2019 Tenaris entered into an agreement with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. The regulatory approvals and other customary conditions have been already obtained. The plant, which is estimated to require an investment of $280 million and a two-year construction period, is planned to have an annual production capacity of 300,000 tons. During 2019, Tenaris contributed approximately $19.6 million in the project, no additional contributions were made during 2020.

17	Business combinations

Acquisition of IPSCO Tubulars, Inc.

▪     Acquisition and price determination

On January 2, 2020, Tenaris acquired 100% of the shares of IPSCO, a U.S. manufacturer of steel pipes, from PAO TMK (“TMK”). The acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing, following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date, was $1,067 million. The final acquisition price was subject to a contractual true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. On June 25, 2020 Tenaris and PAO TMK signed a Letter Agreement in which they settled the discussions regarding certain adjustments on the transaction price. The parties finally determined the closing price in an amount equal to $1,029 million, which is less than the closing price paid by an amount equal to $38.5 million. This amount was collected on July 2, 2020 and this agreement implies that all disputes relating to the closing statement were resolved.

IPSCO’s facilities are located mainly in the midwestern and northeastern regions of the country. IPSCO’s steel shop in Koppel, Pennsylvania, is Tenaris’s first in the United States, providing vertical integration through domestic production of a relevant part of its steel bar needs. The Ambridge, Pennsylvania, mill adds a second seamless manufacturing facility and complements Tenaris’s seamless plant in Bay City, Texas. Given the abrupt and steep decline in market demand, however, all of IPSCO’s facilities are currently temporarily closed until market conditions improve.

In connection with the closing of the transaction, subsidiaries of Tenaris and TMK entered into a 6-year master distribution agreement (the “MDA”) for more information see note 14.

35

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

17	Business combinations (Cont.)

▪     Acquisition and price determination (Cont)

The Company has begun consolidating IPSCO’s balances and results of operations as from January 2, 2020. The acquired business contributed revenues for $156.8 million with a minor contribution to Tenaris’s margin for the period starting January 2, 2020 and ending June 30, 2020.

▪     Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, during the period ended June 30, 2020, the Company continued reviewing the allocation and, based on new information related to events or circumstances existing at the acquisition date, made certain adjustments over the value of the identifiable assets acquired such as inventory, property, plant and equipment, other liabilities and deferred tax assets. Tenaris has up to one year after the acquisition date to finalize the accounting for the business combination.

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	$ million
Property, Plant and Equipment	503
Intangible assets	170
Working capital	138
Cash and Cash Equivalents	4
Borrowings	(53)
Provisions	(27)
Other assets and liabilities, net	(63)
Net assets acquired	672

Tenaris acquired total assets and liabilities shown above, for approximately $1,029 million. As a result of the acquisition, Tenaris recognized goodwill for approximately $357 million. The goodwill is not expected to be deductible for tax purposes.

The goodwill generated by the acquisition is mainly attributable to the synergy created following the integration between Tenaris and IPSCO, which is expected to enhance Tenaris’s position as well as its local manufacturing presence in the U.S. market, and also expand its product range and services capabilities. The goodwill has been allocated to the Tubes segment. After the conclusion of the preliminary purchase price allocation determination and as a consequence of the unprecedented decline in oil prices and other changes in circumstances, the management has decided to fully impair the goodwill mentioned above.

Acquisition-related costs of $9.7 million were included in general and administrative expenses ($9.4 and $0.3 in 2019 and 2020 respectively). For contingent liabilities related to the acquisition see note 14.

18	Related party transactions

As of June 30, 2020:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

36

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

18	Related party transactions (Cont.)

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
		2020	2019
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	8,243	9,605
	Sales of goods to other related parties	13,864	43,969
	Sales of services to non-consolidated parties	2,524	2,831
	Sales of services to other related parties	2,350	2,134
		26,981	58,539
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	46,909	86,446
	Purchases of goods to other related parties	7,767	30,318
	Purchases of services to non-consolidated parties	3,058	3,293
	Purchases of services to other related parties	13,768	27,360
		71,502	147,417

	(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
		2020	2019
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	80,119	78,884
	Receivables from other related parties	6,876	10,400
	Payables to non-consolidated parties	(19,616)	(19,100)
	Payables to other related parties	(2,185)	(7,048)
		65,194	63,136
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,978)	(2,064)
	Finance lease liabilities from other related parties	(786)	–
		(2,764)	(2,064)

In addition to the tables above, Tenaris issued various guarantees in favor of Techgen and GPC; for further details, please see note 15 (c and d). No other material guarantees were issued in favor of other related parties.

37

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

19	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of June 30, 2020 and December 31, 2019.

	Carrying	Measurement Categories		At Fair Value
June 30, 2020	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	910,957	166,795	744,162	744,162	–	–
Other investments	445,217	343,258	101,959	94,895	7,064	–
Fixed income (time-deposit, zero coupon bonds, commercial papers)	343,258	343,258	–	–	–	–
Non - U.S. Sovereign Bills	197,966	197,966	–	–	–	–
Certificates of deposits	94,825	94,825	–	–	–	–
Other notes	50,467	50,467	–	–	–	–
Bonds and other fixed income	101,959	–	101,959	94,895	7,064	–
U.S. government securities	49,376	–	49,376	49,376	–	–
Non - U.S. government securities	12,136	–	12,136	5,072	7,064	–
Corporates securities	40,447	–	40,447	40,447	–	–
Derivative financial instruments	4,563	–	4,563	–	4,563	–
Other Investments Non-current	47,050	–	47,050	36,516	–	10,534
Bonds and other fixed income	36,516	–	36,516	36,516	–	–
Other investments	10,534	–	10,534	–	–	10,534
Trade receivables	1,044,768	1,044,768	–	–	–	–
Receivables C and NC (*)	281,603	90,521	48,659	–	–	48,659
Other receivables	139,180	90,521	48,659	–	–	48,659
Other receivables (non-financial)	142,423	–	–	–	–	–
Total		1,645,342	946,393	875,573	11,627	59,193
Liabilities
Borrowings C and NC	698,914	698,914	–	–	–	–
Lease Liabilities C and NC	264,780	264,780	–	–	–	–
Trade payables	414,716	414,716	–	–	–	–
Derivative financial instruments	27,224	–	27,224	–	27,224	–
Total		1,378,410	27,224	–	27,224	–

(*) Includes balances related to interest in our Venezuelan companies, see Note 20.

	Carrying	Measurement Categories		At Fair Value
December 31, 2019	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,554,299	387,602	1,166,697	1,166,697	–	–
Other investments	210,376	65,874	144,502	134,990	9,512	–
Fixed income (time-deposit, zero coupon bonds, commercial papers)	65,874	65,874	–	–	–	–
Certificates of deposits	20,637	20,637	–	–	–	–
Commercial papers	4,993	4,993	–	–	–	–
Other notes	40,244	40,244	–	–	–	–
Bonds and other fixed income	144,502	–	144,502	134,990	9,512	–
U.S. government securities	10,211	–	10,211	10,211	–	–
Non - U.S. government securities	28,637	–	28,637	19,125	9,512	–
Corporates securities	105,654	–	105,654	105,654	–	–
Derivative financial instruments	19,929	–	19,929	–	19,929	–
Other Investments Non-current	24,934	–	24,934	18,012	–	6,922
Bonds and other fixed income	18,012	–	18,012	18,012	–	–
Other investments	6,922	–	6,922	–	–	6,922
Trade receivables	1,348,160	1,348,160	–	–	–	–
Receivables C and NC (*)	261,678	93,239	48,659	–	–	48,659
Other receivables	141,898	93,239	48,659	–	–	48,659
Other receivables (non-financial)	119,780	–	–	–	–	–
Total		1,894,875	1,404,721	1,319,699	29,441	55,581
Liabilities
Borrowings C and NC	822,152	822,152	–	–	–	–
Trade payables	555,887	555,887	–	–	–	–
Lease Liabilities C and NC	230,167	230,167		–	–	–
Derivative financial instruments	1,814	–	1,814	–	1,814	–
Total		1,608,206	1,814	–	1,814	–

(*) Includes balances related to interest in our Venezuelan companies, see Note 20.

There were no transfers between Levels during the period.

38

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

19	Category of financial instruments and classification within the fair value hierarchy (Cont.)

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Tenaris’s interest in Venezuelan companies (see Note 20).

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.3% of its carrying amount including interests accrued as of June 30, 2020 as compare with 100% as of December 31, 2019. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

20	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

On June 8, 2018, Tenaris and Talta filed two actions in federal court in the District of Columbia to recognize and enforce their awards. Tenaris and Talta effected service on Venezuela in accordance with US law, and Venezuela failed to file an answer in the proceeding. Tenaris and Talta then moved for default judgment. Venezuela did not oppose the entry of default judgment. On July 17, 2020, the Court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. It is expected that the Tavsa award will also be converted into a judgment.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

For further information on these cases, see Note 33 in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

21	Closure of facilities at JFE’s Keihin steel complex

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”). Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have agreed to engage in discussions to seek mutually acceptable solutions.

22	Foreign Exchange Control measures in Argentina

In Argentina, since September, 2019, the government has imposed certain restrictions on foreign exchange transactions, including the obligation to sell into the Argentine foreign exchange market any proceeds derived from exports of goods within a period of 60 days from export to related parties, and within 180 days from export to third parties. As for service-related exports, foreign currency proceeds must be converted into Argentine pesos within 5 days of collection. Other restrictions related to foreign exchange transactions include the obligation to obtain previous authorization from the Argentine Central Bank to access the foreign exchange market to make payments of imports of services from related parties (including royalties). Central Bank’s authorizations are granted on a very restricted basis. As from June, 2020, to access the foreign exchange market to make payments of imports, companies must divest their foreign liquid reserves (cash and/or investments held in foreign accounts) to a minimum of $100 thousand. If in compliance with this pre-requisite, there are no other restrictions to make payments for imports.

As for capital flows, there are no restrictions for payments of debt-service to foreign creditors as long as funds disbursed had been previously transferred to Argentina through the foreign exchange market and converted into Argentine pesos. As for related-party transactions, access to the foreign exchange market to make financial payments are now subject to the prior approval of the Argentine Central Bank. Access to the foreign exchange market to make dividend payment requires prior authorization from the Central Bank, which could be difficult to obtain.

23	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

A novel strain of coronavirus (SARS-CoV-2) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment. For example, several countries introduced bans on business activities or locked down cities or countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States). The rapid expansion of the virus and the measures taken to contain it have triggered a severe fall in global economic activity and a serious crisis in the energy sector.

While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia precipitated a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an equally unprecedented agreement to cut production by as much as 9.7 million barrels per day, the situation of acute oversupply continued, causing oil prices to hit record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (WTI) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. As of June 30, 2020, the prices of oil are still low, ranging between $35 and 40 per barrel. The worldwide demand of oil, which stood at 100 million barrels per day in December 2019, fell to around 75 million barrels per day in April 2020 before recovering above 85 million barrels per day in June 2020. It is not known how long it will take for oil and gas demand to recover to pre-crisis levels and draw down the excess inventories that have accumulated during the first half of the year. As a result, prices are expected to remain at low levels for an extended period. In these circumstances, most of our customers have announced, or are making, significant cuts to their investment plans and are likely to announce further cuts. Similarly, several of our suppliers are closing, either temporarily or permanently, some of their facilities, which may result in unavailability or increased prices for our raw materials and other inputs.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

23	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

▪	Status of our operations

We adjusted our operations on a country-by-country basis to comply with applicable rules and requirements and adapt to this new, rapidly evolving scenario. As of the date of these Consolidated Condensed Interim Financial Statements, this is the status of operation of our facilities:

•	In China, operations have resumed at the beginning of the second quarter, and our facilities are fully operational after several weeks of interruptions.

•	In Italy, production was greatly reduced during March and April 2020, but since then our Dalmine facility has gradually resumed normal operations and is currently fully operational.

•	In Saudi Arabia, following the imposition of government restrictions, our facilities reduced their activities during most of the second quarter. Operations in our Saudi Arabia plants resumed gradually since mid-May and during the first days of June 2020 the lockdown was relaxed and the mills returned to regular operations.

•	In Argentina, Colombia and Mexico, Tenaris decreased its activity following the imposition of mandatory lockdowns and severe reduction in demand, though our plants in these countries are now operating, and are expected to continue to operate for the rest of the year, at greatly reduced levels. Lockdowns and other restrictions to operate in these countries remain in force, and it is currently not possible to predict whether such measures will be relaxed, reinstated or made more stringent.

•	In the United States, our facilities in Koppel and Ambridge (PA), Brookfield (OH), Blytheville (AR), Wilder (KY), and Odessa and Baytown (TX), have been temporarily closed until market conditions improve.

•	Tenaris has adjusted production levels at its facilities, which are operating with reduced volumes in line with market demand, and may perform additional adjustments.

In order to safeguard the health and safety of its employees, customers and suppliers, Tenaris has taken preventive measures, including remote working for the majority of white collar employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these Consolidated Condensed Interim Financial Statements, remote work and other work arrangements have not materially adversely affected Tenaris’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

▪	Risks associated with the COVID-19 pandemic and the oil & gas crisis

Given the uncertainty around the extent and timing of the future spread of the SARS-CoV-2 virus and the unprecedented extent of the oversupply on the oil market and the uncertainty about the timing and extent of any recovery in demand, it is not possible at this time to predict the full magnitude of the adverse effects that these two circumstances will have on our industry generally, nor to reasonably estimate the impact on Tenaris’s results of operations, cash flows or financial condition.

The COVID-19 pandemic and the ongoing oil & gas crisis poses the following main risks and challenges to Tenaris:

•	Global oil demand may fail to recover its former level or even decrease further in the future, driving down prices even more or keeping them at very low levels, which would exert downward pressure on sales and margins of oil and gas companies, leading to further reductions and even generalized suspension of drilling activities (in the U.S. or elsewhere) and, as a result, materially adversely affecting our sales and financial position.

•	Tenaris or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for a prolonged or indefinite period of time. In addition, employees in some or all of our facilities, or those of our contracts, suppliers, customers or other business partners, may refuse to work due to health concerns while the COVID-19 outbreak is ongoing, If that happens, the continuity of our future operations may be severely affected.

•	A continuing spread of COVID-19 may affect the availability and price of raw materials, energy and other inputs used by Tenaris in its operations. Any such disruption or increased prices could adversely affect Tenaris’s profitability.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2020

23	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

▪	Mitigating actions

In order to mitigate the impact of expected lower sales, Tenaris is implementing a worldwide rightsizing program and cost containment plan aimed at preserving its financial resources and overall liquidity position and maintaining the continuity of its operations. The actions include:

•      adjusting the level of our operations and workforce around the world, including through the temporary closure of certain facilities or production lines, as indicated above;

•      introducing efficiency and productivity improvements throughout Tenaris’s industrial system;

•      downsizing our fixed cost structure, including through pay reductions for senior management and board members, aggregating estimated total annual savings of approximately $220 million by year-end;

•      reducing capital expenditures and R&D expenses for approximately $150 million when compared to 2019 levels;

•      reducing working capital, especially inventories, in accordance with the expected levels of activity; and

•      increasing our focus on managing customer credit conditions.

As part of these liquidity preservation initiatives, on June 2, 2020, the Annual Shareholders Meeting approved that no further dividends be distributed in respect of fiscal year 2019 on top of the interim dividend of approximately $153 million already paid in November 2019.

As of the date of these Consolidated Condensed Interim Financial Statements, our capital and financial resources, and overall liquidity position, have not been materially affected by this new scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to the credit markets. In addition, Tenaris has a net cash position of approximately $670 million as of the end of June 2020 and a manageable debt amortization schedule. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and address short-term changes in business conditions.

Considering the global situation, the Company is renegotiating existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

Alicia Móndolo
Chief Financial Officer

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Tenaris S.A. Half-year report 2020-Interim management report

Exhibit – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing

EBITDA with net debt. EBITDA is calculated in the following manner:

EBITDA = Operating results + Depreciation and amortization + Impairment charges/(reversals).

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2020	2019	2020	2019

Operating income (loss)	(90,595)	234,488	(600,140)	493,504
Depreciation and amortization	149,203	135,220	316,180	266,555
Impairment	–	–	622,402	–
EBITDA	58,608	369,708	338,442	760,059

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner: Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2020	2019	2020	2019

Net cash provided by operating activities	447,576	342,301	963,654	889,917
Capital expenditures	(45,541)	(97,378)	(113,585)	(183,064)
Free Cash Flow	402,035	244,923	850,069	706,853

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Tenaris S.A. Half-year report 2020-Interim management report

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At June 30,
	2020	2019
Cash and cash equivalents	910,957	1,201,987
Other current investments	445,217	360,694
Non-current Investments	36,516	22,800
Derivatives hedging borrowings and investments	(23,458)	15,051
Current Borrowings	(467,115)	(844,926)
Non-current Borrowings	(231,799)	(49,375)
Net cash / (debt)	670,318	706,231

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Tenaris S.A. Half-year report 2020-Interim management report

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

26 Boulevard Royal
4th Floor
L-2449 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 9925 0954	investors@tenaris.com
Mexico (52) 229 9891159

Stock Information
New York Stock Exchange (TS)	ADS Depositary Bank
Mercato Telematico Azionario (TEN)	Deutsche Bank
Bolsa Mexicana de Valores, S.A. de C.V. (TS)	CUSIP No. 88031M109

Internet
www.tenaris.com

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